April 27, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director

Ms. Cheryl Grant

Mr. Kyle Moffatt

Ms. Sharon Virga

RE:	Infinera Corporation

Amendment No. 2 to Form S-1

Filed on April 4, 2007

File No. 333-140876

Ladies and Gentlemen:

On behalf of Infinera Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 12, 2007, relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-140876) (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 3 (against the Registration Statement filed on April 4, 2007).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in our responses correspond to the page of Amendment No. 3, as applicable.

Prospectus Summary, page 1

1.	Please briefly mention here that you have restated your financial statements for particular periods and the reasons for the restatement, that your management and independent registered public accounting firm identified material weaknesses in your internal controls, and the extent to which you have addressed the material weaknesses.

RESPONSE: In response to the Staff’s comment, we have revised the Prospectus Summary on page 3 of the Registration Statement to discuss the financial statement restatement, the reasons for the restatement, the material weaknesses that were identified and the extent to which the Company has addressed the material weaknesses. We supplementally advise the Staff that the Company, in consultation with its auditors, intends to remove the references to the restatement on the face of the Company’s financial statements and summary and selected financial statements and also in the lead-in to the Management’s Discussion and Analysis section on page 35 of the Registration Statement in the next amendment to the Registration Statement. We will retain the references to the restatement in the prospectus summary, the risk factor titled, “If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected” and the section titled, “Management—Controls and Procedures.”

2.	We note your response to our prior comment five. Please convey here, and where you discuss this market share in the business section, that it is your belief that you have “the largest market share of 10Gbps long-haul ports shipped worldwide.”

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on pages 2 and 60 to convey that this statement is the Company’s belief.

Securities and Exchange Commission

Re: Infinera Corporation

April 27, 2007

Dilution, page 30

3.	We note your response to our prior comment ten but do not see the requested change. Please quantify, on a per share basis, the further dilution to new investors that will occur upon exercise of your outstanding stock options.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 31 to quantify, on a per share basis, the further dilution to new investors that will occur upon exercise of the Company’s outstanding stock options.

Management’s Discussion and Analysis, page 34

4.	In your next submission, please include a section for trends that discusses and discloses the future impact on revenue, cost of sales, gross margin, operating and net income of the revenue that you have deferred under SOP 97-2.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 40 to disclose the future impact on revenue, cost of sales, gross margin, operating and net income of the revenue that the Company has deferred under SOP 97-2.

Overview, page 34

5.	We note your revision in response to our prior comment 11. Please also quantify the impact of these additional costs to the extent practicable.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 36 to quantify the impact of these additional costs to the extent practicable. We respectfully advise the Staff that the Company is not able to specifically quantify each of the additional costs that the Company will incur as a public company.

Overview of Consolidated Financial Data, page 35

Gross Margin, page 38

6.	Please refer to prior comment 14. Tell us your consideration of EITF 01-9 Issues 4 and 5 for the sale of your common equipment at either low margins or at a loss.

RESPONSE: In response to the Staff’s comment, the Company respectively advises the staff that the Company considered the guidance provided in EITF 01-9 Issues 4 and 5 as it relates to the sale of our common equipment. In particular, the Company considered Issue 5, Paragraph 27, which addresses the measurement and timing of recognition of cost of sales incentives that result in a loss on the sale of a product. Although the Task Force reached a consensus that a vendor should not recognize a liability for such a sales incentive prior to the date of recognition of the related revenue, the EITF acknowledged that the use of sales incentives that result in a loss on the sale of the product may indicate an impairment of existing inventory and referred to Accounting Research Bulletin 43 (“ARB 43”) to address this issue. The Company believes that the sale or expected sale of its common equipment at a loss indicates a loss of utility of these products and results in a requirement to value the deferred inventory costs and inventory costs at “cost or market, whichever is lower.” In addition, the Company concluded that in accordance with the guidance contained in ARB 43, Chapter 4, Statement 5, it is appropriate to recognize the cost of this reduction in utility in the period in which it occurred or can be reasonably estimated.

Securities and Exchange Commission

Re: Infinera Corporation

April 27, 2007

Critical Accounting Policies and Estimates, page 39

Stock-Based Compensation, page 41

7.	We note your response to prior comment two of your response letter dated April 4, 2007 in response to our comment letter dated March 26, 2007. Please expand your disclosures to:

•	Discuss how you determined your enterprise value, and then how you allocated such enterprise value to your convertible preferred stock and common stock.

•

Identify and quantify each factor that contributed to the changes in fair value of your common stock. For example, describe what happened between January 4, 2007 and February 7, 2007 that caused the fair value of your common stock to increase from $4.04 per share to $7.68 per share.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on pages 43 through 45 to expand the Company’s disclosures to discuss how it determined its enterprise value, how it allocated such enterprise value to its convertible preferred stock and common stock and to identify and quantify each factor that contributed to the changes in fair value of the Company’s common stock.

Management, page 70

Compensation Discussion and Analysis, page 78

8.	We note your revisions in response to our prior comment 26. To assist investors in understanding how Mr. Chandler’s bonus is determined, also state how the amount of his commission is determined. For example, if it is based on percentage of revenues, then state what percentage of those revenues is his commission. In addition, Mr. Chandler’s commission-based bonus plan is not disclosed in the first two columns of the Grants of Plan-Based Awards table. Since his 2006 non-equity incentive plan compensation is based upon satisfaction of targets based upon revenues, it would appear that this part of his compensation package should be reflected in the Grants of Plan-Based Awards table. Please revise accordingly.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 86 to state how the amount of Mr. Chandler’s commission was determined in 2006 and on page 90 to disclose Mr. Chandler’s commission for 2006 in the first two columns of the Grants of Plan-Based Awards table.

9.	Please also include in the narrative following the grants of plan-based awards table your response to prior comment 26 regarding Messrs. Singh’s and Williams’ August 8, 2006 stock option awards.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 90 to include in the narrative following the Grants of Plan-Based Awards table the Company’s response to the Staff’s prior comment 26 regarding Messrs. Singh’s and Williams’ August 8, 2006 stock option awards.

Securities and Exchange Commission

Re: Infinera Corporation

April 27, 2007

Underwriting, page 115

10.	Please include in the prospectus your response to our prior comment 29.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 119 to include in the prospectus the Company’s response to the Staff’s prior comment 29.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Organization and Significant Accounting Policies

Revenue Recognition, page F-11

11.	Please refer to prior comment 31. Please expand your discussion in management’s discussion and analysis to include your response.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 40 to expand the discussion in Management’s Discussion and Analysis to include the Company’s response to the Staff’s prior comment 31.

Inventory Valuation, page F-14

12.	Please refer to prior comment 34. Please expand your disclosure in discussing inventory write-downs, purchase commitments and business to include your response.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on pages 47 and F-16 to expand the discussion of inventory write-downs, purchase commitments and business to include the Company’s response to the Staff’s prior comment 34.

Exhibits

13.	You state in your response to our prior comment 43 that “the terms of the written offers of employment with executive officers Chandler and McCarthy have been superseded by certain Change of Control Severance Agreements,” forms of which are filed as exhibits. Yet, it is not apparent, based on the current disclosures, as to how the McCarthy and Chandlers offer letters were superseded in full. The forms of severance agreements appear to allow for any existing employment agreements by which salary and other terms are set; in fact, the forms of severance agreements do not discuss salary or some of the other current terms you describe on pages 89 and 90 that have been in the offer letters. Therefore, please file the offer letters or advise.

RESPONSE: In response to the Staff’s comment, we have filed the offer letters for executive officers Chandler and McCarthy as Exhibits 10.21 and 10.22 to Amendment No. 3, respectively.

* * * *

Securities and Exchange Commission

Re: Infinera Corporation

April 27, 2007

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Matthew W. Sonsini (650-565-3688) or me (650-565-3539). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Sonsini at 650-493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ RICHARD A. KLINE

Richard A. Kline

cc:	Jagdeep Singh

Duston M. Williams

Michael O. McCarthy III

Larry W. Sonsini

Matthew W. Sonsini

Eric C. Jensen

John T. McKenna

Nicole Brookshire